ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
November 18, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2005 (Consolidated), dated October 27, 2005;

2. Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2005, dated October 27, 2005;

3. 1st Half FY March 2006 Financial Results dated October 27, 2005;

4. Press release dated October 27, 2005 and entitled "Announcement for the Interim Dividend for the Fiscal Year Ended March 31, 2006";

5. Press release dated October 27, 2005 and entitled "Notice Concerning Purchase and Tender Offer of Own Shares"; and

6. Brief Description of Japanese Language Documents.

dlw 11/22

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Summary Translation]

Semi-Annual Report Release for the Six Months Ended September 30, 2005 (Consolidated)

October 27, 2005

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (045) 333-8100
Board Meeting Date: October 27, 2005
Parent Company, etc.: Nomura Holdings, Inc.
(Code Number: 8604)
Ratio of Voting Rights held by the Parent Company: 42.4%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2005 through September 30, 2005)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2005	¥132,502 million (15.1%)	¥16,460 million (33.6%)	¥17,383 million (34.5%)
Six months ended September 30, 2004	¥115,167 million (1.6%)	¥12,319 million (1.8%)	¥12,926 million (3.8%)
Year ended March 31, 2005	¥252,963 million	¥30,159 million	¥30,987 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2005	¥10,370 million (50.7%)	¥230.86	¥230.78
Six months ended September 30, 2004	¥6,882 million (-12.8%)	¥152.94	¥152.92
Year ended March 31, 2005	¥16,303 million	¥362.30	¥362.29

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2005: 194 million yen
   Six months ended September 30, 2004: 93 million yen
   Year ended March 31, 2005: 226 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2005: 44,922,612 shares
   Six months ended September 30, 2004: 44,999,644 shares
   Year ended March 31, 2005: 44,999,553 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2005	¥321,040 million	¥239,255 million	74.5%	¥5,327.97
Six months ended September 30, 2004	¥301,864 million	¥222,451 million	73.7%	¥4,943.43
Year ended March 31, 2005	¥317,341 million	¥231,766 million	73.0%	¥5,150.44

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2005: 44,905,646 shares
Six months ended September 30, 2004: 44,999,472 shares
Year ended March 31, 2005: 44,999,442 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2005	¥11,473 million	-¥16,521 million	-¥4,684 million	¥29,035 million
Six months ended September 30, 2004	¥4,882 million	-¥46,339 million	-¥1,903 million	¥53,782 million
Year ended March 31, 2005	¥27,569 million	-¥81,981 million	-¥3,928 million	¥38,677 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 19

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method:

Consolidated (New): – (Exception): –
Equity Method (New): – (Exception): –

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Sales	Operating Profit	Current Profit	Net Profit
Annual	¥270,000 million	¥34,000 million	¥35,400 million	¥21,000 million

(Reference)
Estimated net profit per share (annual): 467.65 yen

[Summary Translation]

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2005

October 27, 2005

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (045) 333-8100

Board Meeting Date: October 27, 2005
Interim Dividend Payment Date: November 30, 2005
Interim Dividends: applicable
Unit Shares: applicable (100 shares per Unit)

1. Business Results (April 1, 2005 through September 30, 2005)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2005	¥120,951 million (16.0%)	¥10,507 million (53.6%)	¥11,095 million (52.5%)
Six months ended September 30, 2004	¥104,250 million (1.8%)	¥6,839 million (-14.5%)	¥7,276 million (-10.7%)
Year ended March 31, 2005	¥229,872 million	¥19,131 million	¥19,743 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2005	¥6,581 million (90.9%)	¥146.51	¥146.46
Six months ended September 30, 2004	¥3,447 million (-39.2%)	¥76.62	¥76.61
Year ended March 31, 2005	¥9,180 million	¥204.01	¥204.01

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2005: 44,922,612 shares
   Six months ended September 30, 2004: 44,999,644 shares
   Year ended March 31, 2005: 44,999,553 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥50.00	–
Six months ended September 30, 2004	¥20.00	–
Year ended March 31, 2005	–	¥100.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2005	¥295,498 million	¥203,647 million	68.9%	¥4,535.00
Six months ended September 30, 2004	¥277,163 million	¥194,449 million	70.2%	¥4,321.16
Year ended March 31, 2005	¥292,074 million	¥200,225 million	68.6%	¥4,449.51

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2005: 44,905,646 shares
   Six months ended September 30, 2004: 44,999,472 shares
   Year ended March 31, 2005: 44,999,442 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2005: 94,354 shares
   Six months ended September 30, 2004: 528 shares
   Year ended March 31, 2005: 558 shares

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share	
					Annual	
Annual	¥245,000 million	¥22,000 million	¥22,700 million	¥13,100 million	¥80.00	¥130.00

(Reference)
Estimated net profit per share (annual): *291.72 yen*

File No.82-34673

NRI

1st Half FY March 2006
Financial Results

Nomura Research Institute, Ltd.

October 27, 2005

I. 1st Half FY March 2006 Financial Results(Consolidated)

(1) Highlights

(Unit: JPY million)

	1H FY Mar.2005 Apr.2004-Sep.2004	1H FY Mar.2006 Apr.2005-Sep.2005	YoY		FY Mar.2005 Apr.2004-Mar.2005
	Amount	Amount	Diff.	Change (%)	Amount
Sales	115,167	132,502	17,335	15.1	252,963
Operating Profit	12,319	16,460	4,141	33.6	30,159
Net Income	6,882	10,370	3,488	50.7	16,303
Earnings per share	JPY152.94	JPY230.86			JPY362.30
Dividends per share	JPY20.00	JPY50.00			JPY100.00

(2) Sales by Sector

(Unit: JPY million)

	1H FY Mar.2005 Apr.2004-Sep.2004		1H FY Mar.2006 Apr.2005-Sep.2005		FY Mar.2005 Apr.2004-Mar.2005	
	Amount	Share (%)	Amount	Share (%)	Amount	Share (%)
Financial sector	62,941	54.7	79,286	59.8	149,864	59.2
Distribution sector	21,554	18.7	23,628	17.8	43,138	17.1
Other private sector	22,269	19.3	21,232	16.0	42,668	16.9
Public sector	8,401	7.3	8,356	6.3	17,291	6.8
Total	115,167	100.0	132,502	100.0	252,963	100.0
Nomura Securities Group	28,883	25.1	36,387	27.5	67,000	26.5
Seven & I Group	14,268	12.4	17,008	12.8	30,597	12.1

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

System Solution Services

(Unit: JPY million)

	1H FY Mar.2005 Apr.2004-Sep.2004	1H FY Mar.2006 Apr.2005-Sep.2005	YoY	FY Mar.2005 Apr.2004 - Mar.2005	
	Amount	Amount	Change (%)	Amount	Share (%)
System Development & System Application Sales	37,330	49,419	32.4	89,386	35.3
System Management & Operations	48,266	51,175	6.0	97,559	38.6
Product Sales	10,413	10,620	2.0	26,284	10.4
Sales	96,011	111,215	15.8	213,230	84.3
Operating Profit	9,712	14,255	46.8	24,483	

Consulting & Knowledge Services

(Unit: JPY million)

	1H FY Mar.2005 Apr.2004-Sep.2004	1H FY Mar.2006 Apr.2005-Sep.2005	YoY	FY Mar.2005 Apr.2004 - Mar.2005	
	Amount	Amount	Change (%)	Amount	Share (%)
Sales	19,156	21,287	11.1	39,733	15.7
Operating Profit	2,606	2,197	△15.7	5,692	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1H FY Mar.2005 Apr.2004-Sep.2004	1H FY Mar.2006 Apr.2005-Sep.2005	YoY
	Amount	Amount	Change (%)
System Development & System Application Sales	44,973	55,263	22.9
System Management & Operations	10,977	9,123	△16.9
Product Sales	10,413	11,673	12.1
System Solution Services	66,364	76,060	14.6
Consulting & Knowledge Services	14,508	17,154	18.2
Total	80,872	93,214	15.3

Order Backlog

(Unit: JPY million)

	At end of 1H FY Mar.2005	At end of 1H FY Mar.2006	YoY
	Amount	Amount	Change (%)
System Development & System Application Sales	21,106	19,780	△6.3
System Management & Operations	42,104	45,923	9.1
Product Sales	-	1,052	-
System Solution Services	63,211	66,756	5.6
Consulting & Knowledge Services	11,043	11,859	7.4
Total	74,254	78,615	5.9

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1H FY Mar 2005 Apr 2004-Sep 2004		1H FY Mar 2006 Apr 2005-Sep 2005		YoY	FY Mar 2005 Apr 2004-Mar 2005	
	Amount	Share (%)	Amount	Share (%)	Change (%)	Amount	Share (%)
System Development & System Application Sales	17,210	58.3	24,104	61.3	40.1	39,804	60.2
System Management & Operations	12,218	32.9	11,796	32.4	△3.5	24,245	32.9
System Solution Services	29,429	44.2	35,900	47.4	22.0	64,049	45.8
Consulting & Knowledge Services	4,313	36.3	5,133	37.1	19.0	9,123	36.8
Total	33,742	43.0	41,034	45.8	21.6	73,173	44.5
(Subcontracting Costs to China)	2,509	7.4	4,775	11.6	90.3	6,459	8.8

* Subcontracting costs to China & Percentage in total subcontracting cost.

(6) Cash Flow

(Unit: JPY million)

	1H FY Mar 2005 Apr 2004-Sep 2004	1H FY Mar 2006 Apr 2005-Sep 2005	YoY		FY Mar 2005 Apr 2004-Mar 2005
	Amount	Amount	Diff.	Change (%)	Amount
Operating Activities	4,882	11,473	6,590	135.0	27,569
Investing Activities	△46,339	△16,521	29,817	△64.3	△81,981
Financing Activities	△1,903	△4,684	△2,780	146.1	△3,928
Effect of Exchange rate changes on Cash and Cash equivalents	330	90	△239	△72.5	205
Net increase in Cash and Cash equivalents	△43,029	△9,641	33,387	△77.6	△58,134
Cash and Cash equivalents at beginning of year	96,812	38,677	△58,134	△60.0	96,812
Cash and Cash equivalents at end of 1st Half	53,782	29,035	△24,747	△46.0	38,677

*Amounts of less than JPY million were rounded down.

Highlights

(Unit: JPY billion)

	FY Mar.2005 Apr.2004-Mar.2005 (Results)	FY Mar.2006 Apr.2005-Mar.2006 (Forecasts)	YoY
	Amount	Amount	Change (%)
Sales	252.9	270.0	6.7
Operating Profit	30.1	34.0	12.7
Net Income	16.3	21.0	28.8
Earnings per share	JPY362.30	JPY467.65	
1st Half	JPY20.00	JPY50.00	
Year-End	JPY80.00	JPY80.00	
Dividends per share	JPY100.00	JPY130.00	JPY30.00

* Nomura Research Institute,Ltd. revised the financial results forecast for the fiscal year ended March 31, 2006 on October 14, 2005.

NEWS RELEASE

Announcement for the Interim Dividend for the Fiscal Year Ended March 31,2006

October 27, 2005
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute, Ltd. (NRI) resolved today to pay the interim dividend per share for the fiscal year ended March 31,2006 (41st term) as detailed below.

1. The interim dividend JPY 50.00 per share

2. Effective date for claim of payment and start date of payment November 30,2005

(Reference) (Unit: Yen)

	1st Half	Year-End	Annual Total
Fiscal year ended March 31,2005(40th term)	20.00	80.00	100.00

No changes of the interim dividend per share from the announcement for the forecast dividend at April 27, 2005.

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

[Translation]

October 27, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Purchase and Tender Offer of Own Shares

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to purchase its own shares of common stock and, as a specific method thereof, to conduct a tender offer pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code and the provisions of the Articles of Incorporation, the details of which is described below.

Contents

<Purchase of Own Shares>

1. Reason for the acquisition of own shares

The Company will purchase its own shares of common stock as part of its capital efficiency improvement and flexible capital policy to respond to changes in the business environment.

2. Details of the acquisition

(1) Type of shares to be acquired:

Shares of common stock of the Company

(2) Aggregate number of shares to be acquired:

Up to 4,500,100 shares (10.00% of the total number of outstanding shares)

(3) Aggregate amount of acquisition price of shares to be acquired:

Up to 49,501,100,000 yen

<Tender Offer of Own Shares>

1. Objective of the tender offer

The Board of Directors of the Company, at its meeting held on October 27, 2005, resolved to acquire its own shares of common stock as set forth above. Accordingly, the Company will conduct this tender offer.

2. Tender offer period:

From October 28, 2005 (Friday) to November 17, 2005 (Thursday)

3. Tender offer price:

11,000 yen per share

4. Basis for calculation of tender offer price:

The tender offer price was calculated based on the average of the closing price of the Company's common stock on the Tokyo Stock Exchange, Inc. for the three months prior to the business day immediately preceding the date of the meeting of the Board of Directors on which the tender offer had been resolved (from July 27, 2005 to October 26, 2005), which was 11,776 yen, and discounting 6.6% therefrom, rounded to the nearest 10 yen.

5. Number of shares to be purchased:

4,500,000 shares

6. Funds required for purchase:

49,593 million yen

(Note) The amount of funds required for purchase is the aggregate of the estimate of the purchase price, purchase commissions and any other charges, including printing and delivery costs, for public notice of the tender offer and tender offer documentation and any other documents necessary for the tender offer.

(For Reference) Treasury stock held by the Company as of September 30, 2005

Total number of outstanding shares (excluding treasury stock):	44,905,646 shares
Number of treasury stock:	94,354 shares

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail:ir@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Registration Statement of Tender Offer

A Registration Statement of Tender Offer has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on October 28, 2005. The registration statement of tender offer is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the head office of NRI for a certain period.